INDEX TO FINANCIAL STATEMENTS
Constellium SE Unaudited Interim Condensed Consolidated Financial Statements at June 30, 2022 and December 31, 2021, and for the three and six months ended June 30, 2022 and 2021.

Unaudited Interim Consolidated Income Statement	F-2
Unaudited Interim Consolidated Statement of Comprehensive Income / (Loss)	F-3
Unaudited Interim Consolidated Statement of Financial Position	F-4
Unaudited Interim Consolidated Statement of Changes in Equity	F-5
Unaudited Interim Consolidated Statement of Cash Flows	F-6
Notes to the Unaudited Interim Condensed Consolidated Financial Statements	F-7

UNAUDITED INTERIM CONSOLIDATED INCOME STATEMENT

		Three months ended June 30,		Six months ended June 30,
(in millions of Euros)	Notes	2022	2021	2022	2021
Revenue	3	2,275	1,518	4,254	2,859
Cost of sales		(2,060)	(1,319)	(3,822)	(2,518)
Gross profit		215	199	432	341
Selling and administrative expenses		(75)	(67)	(143)	(127)
Research and development expenses		(10)	(9)	(21)	(20)
Other gains and losses - net	5	(134)	44	(24)	87
(Loss) / income from operations		(4)	167	244	281
Finance costs - net	7	(32)	(37)	(62)	(92)
(Loss) / income before tax		(36)	130	182	189
Income tax benefit / (expense)	8	4	(22)	(35)	(33)
Net (loss) / income		(32)	108	147	156
Net income attributable to:
Equity holders of Constellium		(34)	107	143	153
Non-controlling interests		2	1	4	3
Net (loss) / income		(32)	108	147	156

Earnings per share attributable to the equity holders of Constellium (in Euros)
Basic	(0.24)	0.76	1.00	1.09
Diluted	(0.24)	0.73	0.97	1.04
Weighted average number of shares
Basic	144,186,241	140,636,684	142,938,735	140,301,539
Diluted	144,186,241	146,730,106	147,184,031	146,730,106
The accompanying Notes are an integral part of these Unaudited Interim Condensed Consolidated Financial Statements.

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME / (LOSS)

		Three months ended June 30,		Six months ended June 30,
(in millions of Euros)	Notes	2022	2021	2022	2021
Net (loss) / income		(32)	108	147	156
Other comprehensive income
Items that will not be reclassified subsequently to the consolidated income statement
Remeasurement on post-employment benefit obligations		79	24	155	89
Income tax on remeasurement on post-employment benefit obligations		(17)	2	(30)	(11)
Items that may be reclassified subsequently to the consolidated income statement
Cash flow hedges	17	(13)	3	(15)	(8)
Income tax on cash flow hedges		3	(1)	4	2
Currency translation differences		31	(1)	42	12
Other comprehensive income		83	27	156	84
Total comprehensive income		51	135	303	240
Attributable to:
Equity holders of Constellium		49	134	299	236
Non-controlling interests		2	1	4	4
Total comprehensive income		51	135	303	240
The accompanying Notes are an integral part of these Unaudited Interim Condensed Consolidated Financial Statements.

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(in millions of Euros)	Notes	At June 30, 2022	At December 31, 2021
Assets
Current assets
Cash and cash equivalents	9	156	147
Trade receivables and other	10	1,027	683
Inventories	11	1,360	1,050
Other financial assets	16	46	58
		2,589	1,938
Non-current assets
Property, plant and equipment	12	1,994	1,948
Goodwill	13	491	451
Intangible assets	13	57	58
Deferred tax assets		124	162
Trade receivables and other	10	60	55
Other financial assets	16	14	12
		2,740	2,686
Total Assets		5,329	4,624
Liabilities
Current liabilities
Trade payables and other	14	1,784	1,377
Borrowings	15	209	258
Other financial liabilities	16	97	25
Income tax payable		28	34
Provisions	19	22	20
		2,140	1,714
Non-current liabilities
Trade payables and other	14	45	32
Borrowings	15	1,949	1,871
Other financial liabilities	16	18	6
Pension and other post-employment benefit obligations	18	463	599
Provisions	19	96	97
Deferred tax liabilities		15	14
		2,586	2,619
Total Liabilities		4,726	4,333
Equity
Share capital	21	3	3
Share premium	21	420	420
Retained deficit and other reserves		159	(149)
Equity attributable to equity holders of Constellium		582	274
Non-controlling interests		21	17
Total Equity		603	291
Total Equity and Liabilities		5,329	4,624
The accompanying Notes are an integral part of these Unaudited Interim Condensed Consolidated Financial Statements.

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(in millions of Euros)	Share capital	Share premium	Re- measurement	Cash flow hedges	Foreign currency translation reserve	Other reserves	Retained deficit	Total	Non-controlling interests	Total equity
At January 1, 2022	3	420	(94)	(4)	19	83	(153)	274	17	291
Net income	—	—	—	—	—	—	143	143	4	147
Other comprehensive income / (loss)	—	—	125	(11)	42	—	—	156	—	156
Total comprehensive income / (loss)	—	—	125	(11)	42	—	143	299	4	303
Share-based compensation	—	—	—	—	—	9	—	9	—	9
Transactions with non-controlling interests	—	—	—	—	—	—	—	—	—	—
At June 30, 2022	3	420	31	(15)	61	92	(10)	582	21	603

(in millions of Euros)	Share capital	Share premium	Re- measurement	Cash flow hedges	Foreign currency translation reserve	Other reserves	Retained deficit	Total	Non-controlling interests	Total equity
At January 1, 2021	3	420	(192)	9	(13)	68	(410)	(115)	14	(101)
Net income	—	—	—	—	—	—	153	153	3	156
Other comprehensive income / (loss)	—	—	78	(6)	11	—	—	83	1	84
Total comprehensive income / (loss)	—	—	78	(6)	11	—	153	236	4	240
Share-based compensation	—	—	—	—	—	7	—	7	—	7
Transactions with non-controlling interests	—	—	—	—	—	—	—	—	(2)	(2)
At June 30, 2021	3	420	(114)	3	(2)	75	(257)	128	16	144

(in millions of Euros)	Share capital	Share premium	Re- measurement	Cash flow hedges	Foreign currency translation reserve	Other reserves	Retained deficit	Total	Non-controlling interests	Total equity
At January 1, 2021	3	420	(192)	9	(13)	68	(410)	(115)	14	(101)
Net income	—	—	—	—	—	—	257	257	5	262
Other comprehensive income / (loss)	—	—	98	(13)	32	—	—	117	2	119
Total comprehensive income / (loss)	—	—	98	(13)	32	—	257	374	7	381
Share-based compensation	—	—	—	—	—	15	—	15	—	15
Transactions with non-controlling interests	—	—	—	—	—	—	—	—	(4)	(4)
At December 31, 2021	3	420	(94)	(4)	19	83	(153)	274	17	291
The accompanying Notes are an integral part of these Unaudited Interim Condensed Consolidated Financial Statements.

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS

		Six months ended June 30,
(in millions of Euros)	Notes	2022	2021
Net income		147	156
Adjustments
Depreciation and amortization	12, 13	136	128
Pension and other post-employment benefits service costs	18	11	17
Finance costs - net	7	62	92
Income tax expense	8	35	33
Unrealized losses / (gains) on derivatives - net and from remeasurement of monetary assets and liabilities - net		85	(45)
Losses on disposal	5	1	—
Other - net		8	5
Change in working capital
Inventories		(256)	(212)
Trade receivables		(287)	(234)
Trade payables		325	300
Other		4	—
Change in provisions		(4)	(4)
Pension and other post-employment benefits paid	18	(21)	(21)
Interest paid		(54)	(72)
Income tax (paid) / refunded		(23)	5
Net cash flows from operating activities		169	148
Purchases of property, plant and equipment	4	(84)	(74)
Property, plant and equipment grants received		1	7
Net cash flows used in investing activities		(83)	(67)
Proceeds from issuance of long-term borrowings	15	—	712
Repayments of long-term borrowings	15	(186)	(870)
Net change in revolving credit facilities and short-term borrowings	15	124	—
Lease repayments	15	(20)	(17)
Payment of financing costs and redemption fees		—	(26)
Transactions with non-controlling interests		(2)	(2)
Other financing activities		5	(29)
Net cash flows used in financing activities		(79)	(232)
Net increase / (decrease) in cash and cash equivalents		7	(151)
Cash and cash equivalents - beginning of period		147	439
Effect of exchange rate changes on cash and cash equivalents		2	2
Cash and cash equivalents - end of period	9	156	290
The accompanying Notes are an integral part of these Unaudited Interim Condensed Consolidated Financial Statements.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements
NOTE 1 - GENERAL INFORMATION
Constellium is a global leader in the design and manufacture of a broad range of innovative specialty rolled and extruded aluminium products, serving primarily the packaging, aerospace and automotive end-markets. The Group has a strategic footprint of manufacturing facilities located in North America, Europe and China and operates 29 production facilities, 3 R&D centers and 3 administrative centers. The Group has approximately 12,500 employees.
Constellium SE, a French Societas Europaea (SE), is the parent company of the Group. The business address (head office) of Constellium SE is located at Washington Plaza, 40-44 rue Washington, 75008 Paris, France.
Unless the context indicates otherwise, when we refer to “we”, “our”, “us”, “Constellium”, the “Group” and the “Company” in this document, we are referring to Constellium SE and its subsidiaries.
NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
2.1 Basis of preparation
The Unaudited Interim Condensed Consolidated Financial Statements (the "Interim Financial Statements") have been prepared in accordance with IAS 34 - Interim Financial Reporting. Accordingly, they do not include all the information and disclosures required in consolidated financial statements and should be read in conjunction with the Group’s Consolidated Financial Statements for the year ended December 31, 2021.
In accordance with IAS 1- Presentation of Financial Statements, the Interim Financial Statements are prepared on the assumption that Constellium is a going concern and will continue in operation for the foreseeable future.
The accounting policies adopted in the preparation of the Interim Financial Statements are consistent with those followed in the preparation of the Group’s Consolidated Financial Statements for the year ended December 31, 2021, except for the application of the effective tax rate method in accordance with IAS 34 - Interim Financial Reporting.
The Interim Financial Statements are presented in millions of Euros, except when otherwise indicated. Certain reclassifications may have been made to prior year amounts to conform to the current year presentation.
The Interim Financial Statements were authorized for issue by management on July 25, 2022.
2.2 New and amended standards and interpretations
Several amendments to IFRS standards apply for the first time in 2022, but have no impact on the Interim Financial Statements of the Group.
The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective. The Group plans to adopt the new standards and interpretations on their required effective dates.
2.3 Judgments in applying accounting policies and key sources of estimation uncertainty
The preparation of financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, along with the accompanying disclosures and the disclosure of contingent liabilities. These judgments, estimates and assumptions are based on management’s best knowledge of the relevant facts and circumstances, giving consideration to previous experience. However, actual results may differ from the amounts included in the financial statements.
In preparing these Interim Financial Statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those applied to the Consolidated Financial Statements at and for the year ended December 31, 2021, as well as the application of the effective tax rate method for the determination of the income tax provision.

2.4 Exchange rates
The following table summarizes the main exchange rates used for the preparation of the Interim Financial Statements:

		Average rates		Closing rates
Foreign exchange rate for 1 Euro		Six months ended June 30,		At June 30,	At December 31,
		2022	2021	2022	2021
U.S. Dollars	USD	1.0924	1.2052	1.0387	1.1326
Swiss Francs	CHF	1.0317	1.0945	0.9960	1.0331
Czech Koruna	CZK	24.6445	25.8508	24.7390	24.8580
NOTE 3 - REVENUE

	Three months ended June 30,		Six months ended June 30,
(in millions of Euros)	2022	2021	2022	2021
Packaging rolled products	985	648	1,837	1,167
Automotive rolled products	308	213	571	421
Specialty and other thin-rolled products	54	43	104	80
Aerospace rolled products	183	100	326	187
Transportation, industry, defense and other rolled products	257	174	487	321
Automotive extruded products	247	176	473	377
Other extruded products	241	164	456	306
Total Revenue by product line	2,275	1,518	4,254	2,859

	Three months ended June 30,		Six months ended June 30,
(in millions of Euros)	2022	2021	2022	2021
Germany	562	373	1,059	711
France	204	120	373	224
United Kingdom	63	42	114	79
Switzerland	23	17	54	30
Other Europe	470	308	849	587
Total Europe	1,322	860	2,449	1,631

United States	770	559	1,509	1,040
Asia and Other Pacific	66	43	113	79
All Other	117	56	183	109
Total Revenue by destination of shipment	2,275	1,518	4,254	2,859

NOTE 4 - OPERATING SEGMENT INFORMATION
Constellium has three reportable segments - Packaging & Automotive Rolled Products (P&ARP), Aerospace & Transportation (A&T) and Automotive Structures & Industry (AS&I) - and Holdings & Corporate (H&C).
4.1 Segment Revenue

	Three months ended June 30,						Six months ended June 30,
	2022			2021			2022			2021
(in millions of Euros)	Segment revenue	Inter-segment elimination	External revenue	Segment revenue	Inter-segment elimination	External revenue	Segment revenue	Inter-segment elimination	External revenue	Segment revenue	Inter-segment elimination	External revenue
P&ARP	1,348	(1)	1,347	907	(3)	904	2,516	(4)	2,512	1,673	(5)	1,668
A&T	461	(21)	440	287	(13)	274	846	(33)	813	532	(24)	508
AS&I	501	(13)	488	345	(5)	340	960	(31)	929	695	(12)	683
Total	2,310	(35)	2,275	1,539	(21)	1,518	4,322	(68)	4,254	2,900	(41)	2,859
4.2 Segment Adjusted EBITDA and reconciliation of Adjusted EBITDA to Net Income

		Three months ended June 30,		Six months ended June 30,
(in millions of Euros)	Notes	2022	2021	2022	2021
P&ARP		95	94	177	162
A&T		63	42	116	61
AS&I		46	41	83	79
H&C		(6)	(7)	(11)	(11)
Adjusted EBITDA		198	170	365	291
Metal price lag (A)		16	54	110	85
Share based compensation costs		(5)	(3)	(9)	(7)
Losses on pension plan amendments	18	—	(2)	—	(2)
Depreciation and amortization	12, 13	(70)	(65)	(136)	(128)
Restructuring costs	5	—	(2)	—	(3)
Unrealized (losses) / gains on derivatives		(141)	16	(84)	44
Unrealized exchange (losses) / gains from the remeasurement of monetary assets and liabilities – net	5	(2)	(1)	(1)	1
Losses on disposal	5	—	—	(1)	—
(Loss) / income from operations		(4)	167	244	281
Finance costs - net	7	(32)	(37)	(62)	(92)
(Loss) / income before tax		(36)	130	182	189
Income tax benefit / (expense)	8	4	(22)	(35)	(33)
Net (loss) / income		(32)	108	147	156
(A)Metal price lag represents the financial impact of the timing difference between when aluminium prices included within Constellium's Revenue are established and when aluminium purchase prices included in Cost of sales are established. The Group accounts for inventory using a weighted average price basis and this adjustment aims to remove the effect of volatility in LME prices. The calculation of the Group metal price lag adjustment is based on an internal standardized methodology calculated at each of Constellium’s manufacturing sites and is primarily calculated as the average value of product recorded in inventory, which approximates the spot price in the market, less the average value transferred out of inventory, which is the weighted average of the metal element of cost of sales, based on the quantity sold in the period.

4.3 Segment capital expenditures

	Six months ended June 30,
(in millions of Euros)	2022	2021
P&ARP	(40)	(27)
A&T	(20)	(21)
AS&I	(22)	(24)
H&C	(2)	(2)
Capital expenditures	(84)	(74)
4.4 Segment assets

(in millions of Euros)	At June 30, 2022	At December 31, 2021
P&ARP	2,432	2,108
A&T	1,143	948
AS&I	844	738
H&C	570	451
Segment assets	4,989	4,245
Deferred income tax assets	124	162
Cash and cash equivalents	156	147
Other financial assets	60	70
Total Assets	5,329	4,624
NOTE 5 - OTHER GAINS AND LOSSES - NET

		Three months ended June 30,		Six months ended June 30,
(in millions of Euros)	Notes	2022	2021	2022	2021
Realized gains on derivatives (A)		8	31	62	45
Unrealized (losses) / gains on derivatives at fair value through profit and loss - net (A)		(141)	17	(85)	45
Unrealized exchange (losses) / gains from the remeasurement of monetary assets and liabilities – net	4	(2)	(1)	(1)	1
Restructuring costs (B)		—	(2)	—	(3)
Losses on pension plan amendments		—	(2)	—	(2)
Losses on disposal		—	—	(1)	—
Other		1	1	1	1
Total other gains and losses - net		(134)	44	(24)	87
(A)Realized and unrealized gains and losses are related to derivatives entered into with the purpose of mitigating exposure to volatility in foreign currencies and commodity prices, and that do not qualify for hedge accounting.
(B)For the three and six months ended June 30, 2021, restructuring costs amounted to €2 million and €3 million, respectively, and related to headcount reductions in Europe and in the U.S.

NOTE 6 - CURRENCY GAINS / (LOSSES)

		Three months ended June 30,		Six months ended June 30,
(in millions of Euros)	Notes	2022	2021	2022	2021
Included in Revenue	17	(1)	—	(2)	(1)
Included in Cost of sales		2	—	2	—
Included in Other gains and losses - net		(8)	—	(7)	8
Total		(7)	—	(7)	7

Realized exchange losses on foreign currency derivatives - net	17	(2)	(2)	(1)	(5)
Unrealized (losses) / gains on foreign currency derivatives - net	17	(6)	3	(7)	11
Exchange gains / (losses) from the remeasurement of monetary assets and liabilities - net		1	(1)	1	1
Total		(7)	—	(7)	7
See NOTE 16 - Financial Instruments and NOTE 17 - Financial Risk Management for further information regarding the Company’s foreign currency derivatives and hedging activities.
NOTE 7 - FINANCE COSTS - NET

	Three months ended June 30,		Six months ended June 30,
(in millions of Euros)	2022	2021	2022	2021
Interest expense on borrowings (A)	(24)	(26)	(46)	(56)
Interest expense on leases	(3)	(2)	(5)	(5)
Interest cost on pension and other benefits	(2)	(2)	(5)	(4)
Expenses on factoring arrangements	(4)	(2)	(6)	(4)
Net loss on settlement of debt (B)	—	(6)	—	(23)
Realized and unrealized gains / (losses) on debt derivatives at fair value (C)	1	(15)	1	—
Realized and unrealized exchange gains on financing activities - net (C)	—	16	—	—
Other finance expenses	—	(1)	(1)	(1)
Capitalized borrowing costs (D)	—	1	—	1
Finance expenses	(32)	(37)	(62)	(92)
Finance costs - net	(32)	(37)	(62)	(92)
(A)For the six months ended June 30, 2022, interest expense on borrowings included €39 million of interest and €2 million of amortization of arrangement fees related to Constellium SE Senior Notes. For the six months ended June 30, 2021, it included €50 million of interest and €2 million of amortization of arrangement fees related to Constellium SE Senior Notes.
(B)In February 2021, Constellium SE tendered and redeemed its $650 million 6.625% Senior Notes due 2025. The net loss on the settlement of debt included redemption fees of €9 million and the write‐off of the outstanding balance of deferred arrangement fees at the date of redemption for €8 million. In June 2021, Constellium SE redeemed its $400 million 5.750% Senior Notes due 2024. The net loss on the settlement of debt included redemption fees of €3 million and the write‐off of the outstanding balance of deferred arrangement fees at the date of redemption for €3 million.
(C)The Group hedges the dollar exposure, relating to the principal of its Constellium SE U.S. Dollar Senior Notes, for the portion that has not been used to finance directly or indirectly U.S. Dollar functional currency entities. Changes in the fair value of these hedging derivatives are recognized within Finance costs – net in the Interim Income Statement.
(D)Borrowing costs directly attributable to the construction of assets are capitalized. The capitalization rate was 5% for the six months ended June 30, 2022 and 2021.

NOTE 8 - INCOME TAX
Income tax expense or benefit is recognized based on the best estimate of the weighted average annual income tax rate expected for the full year. The tax rate applied at June 30, 2022 was impacted by non-recurring transactions and changes in the allocation of income or loss by country.
NOTE 9 - CASH AND CASH EQUIVALENTS
Cash at bank and on hand at June 30, 2022 amounted to €156 million and included €24 million held by subsidiaries that operate in countries where capital control restrictions prevent these balances from being immediately available for general use by the other entities within the Group. At December 31, 2021, the amount subject to these restrictions was €29 million.
NOTE 10 - TRADE RECEIVABLES AND OTHER

	At June 30, 2022		At December 31, 2021
(in millions of Euros)	Non-current	Current	Non-current	Current
Trade receivables - gross	—	924	—	607
Impairment	—	(3)	—	(4)
Total trade receivables - net	—	921	—	603
Income tax receivables	29	20	24	20
Other tax receivables	—	51	—	40
Contract assets	16	2	19	2
Prepaid expenses	1	20	1	9
Other	14	13	11	9
Total other receivables	60	106	55	80
Total trade receivables and other	60	1,027	55	683
10.1 Contract assets
Contracts assets includes €4 million and €6 million of unbilled tooling costs at June 30, 2022 and December 31, 2021, respectively.
10.2 Aging

(in millions of Euros)	At June 30, 2022	At December 31, 2021
Not past due	878	596
1 – 30 days past due	30	6
31 – 60 days past due	13	1
61 – 90 days past due	—	—
Greater than 90 days past due	—	—
Total trade receivables - net	921	603
The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivable shown above. The Group does not hold any collateral from its customers or debtors as security.

10.3 Currency concentration

(in millions of Euros)	At June 30, 2022	At December 31, 2021
Euro	481	277
U.S. Dollar	407	305
Swiss franc	9	4
Other currencies	24	17
Total trade receivables - net	921	603
10.4 Factoring arrangements
The Group factors trade receivables under committed factoring agreements in the United States, France, Germany, Switzerland and the Czech Republic:
•In the United States, Constellium Muscle Shoals LLC is party to a factoring agreement with a capacity of $200 million and a maturity date in September 2023 and Constellium Automotive USA LLC is party to a factoring agreement with a maximum capacity of $25 million and a maturity date in December 2022.
•The factoring agreement in place for our entities in France has a maximum capacity of €255 million (including a €20 million recourse line) and a maturity date in December 2023.
•Factoring agreements in place for our entities in Germany, Switzerland and the Czech Republic have a combined maximum capacity of €200 million and maturity dates in December 2027.
In addition, the Group sells receivables from one of its German customers under an uncommitted factoring facility whereby receivables sold are confirmed by the customer.
These factoring agreements contain certain customary affirmative and negative covenants, including some relating to the administration and collection of the assigned receivables, the terms of the invoices and the exchange of information, but do not contain maintenance financial covenants. In addition, the commitment of the factor to buy receivables under the Muscle Shoals factoring agreement is subject to certain credit ratings being maintained. The Group was in compliance with all applicable covenants at and for the six months ended June 30, 2022 and 2021.
Under the Group’s factoring agreements, most of the trade receivables are sold without recourse. Where the Group has transferred substantially all the risks and rewards of ownership of the receivables, the receivables are derecognized. Some remaining receivables do not qualify for derecognition, as the Group retains substantially all the associated risks and rewards. At June 30, 2022, the total carrying amount of the original assets factored was €791 million, of which €355 million had been derecognized. At December 31, 2021, the total carrying amount of the original assets factored was €639 million, of which €345 million had been derecognized.
Amounts due to the factors in respect of trade receivables sold were €1 million and zero at June 30, 2022 and December 31, 2021, respectively.
NOTE 11 - INVENTORIES

(in millions of Euros)	At June 30, 2022	At December 31, 2021
Finished goods	304	225
Work in progress	687	551
Raw materials	317	226
Stores and supplies	111	95
Inventories write down	(59)	(47)
Total inventories	1,360	1,050

NOTE 12 - PROPERTY, PLANT AND EQUIPMENT

(in millions of Euros)	Land and Property Rights	Buildings	Machinery and Equipment	Construction Work in Progress	Other	Total
Net balance at January 1, 2022	21	374	1,411	127	15	1,948
Additions	—	5	30	64	3	102
Disposals	—	—	(1)	—	—	(1)
Depreciation expense	—	(14)	(110)	(1)	(6)	(131)
Transfer and other changes	1	11	26	(41)	3	—
Effect of changes in foreign exchange rates	1	10	60	5	1	77
Net balance at June 30, 2022	23	385	1,416	154	16	1,994

Cost	42	628	2,923	168	63	3,824
Less accumulated depreciation and impairment	(19)	(243)	(1,507)	(14)	(47)	(1,830)
Net balance at June 30, 2022	23	385	1,416	154	16	1,994
Right-of-use assets
Right-of-use assets have been included within the same line item as that in which the corresponding underlying assets would be presented if they were owned.

(in millions of Euros)	Buildings	Machinery and Equipment	Other	Total
Net balance at January 1, 2022	108	65	1	174
Additions	4	3	—	7
Depreciation expense	(6)	(10)	—	(16)
Transfer and other changes	—	—	—	—
Effect of changes in foreign exchange rates	2	2	—	4
Net balance at June 30, 2022	108	60	1	169

Cost	157	148	3	308
Less accumulated depreciation and impairment	(49)	(88)	(2)	(139)
Net balance at June 30, 2022	108	60	1	169
The total expense relating to short-term leases, low value asset leases and variable lease payments that are still recognized as operating expenses was €7 million and €5 million for the six months ended June 30, 2022 and 2021, respectively.

NOTE 13 - INTANGIBLE ASSETS AND GOODWILL

(in millions of Euros)	Technology	Computer Software	Customer relationships	Work in Progress	Other	Total Intangible Assets	Goodwill
Net balance at January 1, 2022	18	21	13	2	4	58	451
Additions	—	—	—	1	—	1	—
Amortization expense	(1)	(4)	—	—	—	(5)	—
Transfer	—	1	—	(1)	—	—	—
Effect of changes in foreign exchange rates	2	1	1	—	(1)	3	40
Net balance at June 30, 2022	19	19	14	2	3	57	491

Cost	94	94	43	3	4	238	491
Less accumulated depreciation and impairment	(75)	(75)	(29)	(1)	(1)	(181)	—
Net balance at June 30, 2022	19	19	14	2	3	57	491
NOTE 14 - TRADE PAYABLES AND OTHER

	At June 30, 2022		At December 31, 2021
(in millions of Euros)	Non-current	Current	Non-current	Current
Trade payables	—	1,438	—	1,065
Fixed assets payables	—	36	—	22
Employees' entitlements	—	181	—	185
Taxes payable other than income tax	—	44	—	16
Contract liabilities and other liabilities to customers	17	75	4	77
Other payables	28	10	28	12
Total other	45	346	32	312
Total trade payables and other	45	1,784	32	1,377
Contract liabilities and other liabilities to customers

	At June 30, 2022		At December 31, 2021
(in millions of Euros)	Non-current	Current	Non-current	Current
Deferred tooling revenue	16	—	3	—
Advance payment from customers	—	9	—	7
Unrecognized variable consideration (A)	1	65	1	67
Other	—	1	—	3
Total contract liabilities and other liabilities to customers	17	75	4	77
(A)Unrecognized variable consideration consists of expected volume rebates, discounts, incentives, refunds penalties and price concessions.
Revenue of €27 million that related to contract liabilities at December 31, 2021 was recognized in the six months ended June 30, 2022. Revenue of €41 million generated in the six months ended June 30, 2022 was deferred.
Revenue of €23 million that related to contract liabilities at January 1, 2021 was recognized in the six months ended June 30, 2021. Revenue of €20 million generated in the six months ended June 30, 2021 was deferred.

NOTE 15 - BORROWINGS
15.1 Analysis by nature

		At June 30, 2022							At December 31, 2021
(in millions of Euros)		Nominal Value in Currency		Nominal rate	Nominal Value in Euros	(Arrange-ment fees)	Accrued interests	Carrying value	Carrying value
Secured Pan-U.S. ABL (due 2026) (A)			$150	Floating	145	—	1	146	—
Secured PGE French Facility (repaid in May 2022) (B)			€180	Floating	—	—	—	—	180
Senior Unsecured Notes
Issued November 2017 and	due 2026		$300	5.875%	289	(2)	6	293	268
Issued November 2017 and	due 2026		€400	4.250%	400	(4)	6	402	402
Issued June 2020 and	due 2028		$325	5.625%	313	(5)	1	309	284
Issued February 2021 and	due 2029		$500	3.750%	481	(6)	4	479	438
Issued June 2021 and	due 2029		€300	3.125%	300	(5)	5	300	300
Unsecured Swiss Facility (repaid in June 2022)		CHF	15	1.175%	—	—	—	—	14
Lease liabilities					175	—	1	176	183
Other loans (C)					53	—	—	53	60
Total Borrowings					2,156	(22)	24	2,158	2,129

Of which non-current								1,949	1,871
Of which current								209	258
(A)In June 2022, the Pan-U.S. ABL was amended to, among other things, increase the commitment to $500 million, provide an incremental revolving credit facility accordion of up to $100 million, and replace the LIBOR reference rate by the SOFR reference rate.
(B)The initial maturity date of the PGE was May 2021 with an option for Constellium to extend for up to 5 years. In May 2021, the maturity date was extended to May 2022. In May 2022, the PGE was repaid accordingly.
(C)Other loans include €39 million of financial liabilities relating to the sale and leaseback of assets that were considered to be financing arrangements in substance.
15.2 Undrawn credit facilities and overdraft arrangements
At June 30, 2022, the Group had a €100 million Secured Inventory facility in place. This committed asset-based credit facility matures in April 2023 and was undrawn at June 30, 2022.
The Group also uses a €50 million Money Market facility as well as overdraft agreements with its commercial banks for cash management purposes. These arrangements are uncommitted and were undrawn at June 30, 2022.
15.3 Covenants
The Group was in compliance with all applicable debt covenants at June 30, 2022 and December 31, 2021 and for the six months ended June 30, 2022.

15.4 Movements in borrowings

(in millions of Euros)	At June 30, 2022	At December 31, 2021
At January 1,	2,129	2,391
Cash flows
Proceeds from issuance of long-term borrowings (A)	—	712
Repayments of long-term borrowings (B)	(186)	(1,053)
Net change in revolving credit facilities and short-term borrowings (C)	124	(4)
Lease repayments	(20)	(32)
Payment of deferred financing costs	—	(13)
Non-cash changes
Movement in accrued interest	(1)	(11)
Changes in leases and other loans	8	18
Deferred arrangement fees	2	16
Effects of changes in foreign exchange rates	102	105
At the end of the period	2,158	2,129
(A)In February 2021, Constellium SE issued $500 million 3.750% Sustainability-Linked Senior Notes (€412 million converted at the issuance date exchange rate). In June 2021, Constellium SE issued €300 million 3.125% Sustainability-Linked Senior Notes.
(B)For the six months ended June 30, 2022, repayments of long-term borrowings included the repayment of the PGE.
In February 2021, Constellium SE tendered and redeemed the $650 million 6.625% Senior Notes due 2025 (€536 million converted at the redemption date exchange rate). In June 2021, Constellium SE redeemed the $400 million 5.750% Senior Notes due 2024 (€328 million converted at the redemption date exchange rate). In November 2021, Constellium SE partially redeemed $200 million (€177 million converted at the repayment date exchange rate) of the $500 million outstanding aggregate principal amount of the 5.875% Senior Notes due 2026.
(C)For the six months ended June 30, 2022, the net change in revolving credit facilities and short-term borrowings included the net proceeds from the Pan-U.S. ABL and the repayment of the Swiss facility.
15.5 Currency concentration

(in millions of Euros)	At June 30, 2022	At December 31, 2021
U.S. Dollar	1,288	1,055
Euro	861	1,048
Other currencies	9	26
Total borrowings	2,158	2,129

NOTE 16 - FINANCIAL INSTRUMENTS
16.1 Financial assets and liabilities by categories

		At June 30, 2022				At December 31, 2021
(in millions of Euros)	Notes	At amortized cost	At fair value through profit and loss	At fair value through OCI	Total	At amortized cost	At fair value through profit and loss	At fair value through OCI	Total
Cash and cash equivalents	9	156	—	—	156	147	—	—	147
Trade receivables	10	—	—	921	921	—	—	603	603
Other financial assets		2	58	—	60	—	70	—	70
Total		158	58	921	1,137	147	70	603	820

		At June 30, 2022				At December 31, 2021
(in millions of Euros)	Notes	At amortized cost	At fair value through profit and loss	At fair value through OCI	Total	At amortized cost	At fair value through profit and loss	At fair value through OCI	Total
Trade payables and fixed asset payables	14	1,474	—	—	1,474	1,087	—	—	1,087
Borrowings	15	2,158	—	—	2,158	2,129	—	—	2,129
Other financial liabilities		—	94	21	115	—	26	5	31
Total		3,632	94	21	3,747	3,216	26	5	3,247
16.2 Fair values
The carrying value of the Group’s borrowings at maturity is the redemption value.
The fair values of Constellium SE Senior Notes issued in November 2017, June 2020, February 2021 and June 2021 is 92%, 92%, 80% and 77%, respectively, of the nominal values and amount to €633 million, €286 million, €386 million and €232 million, respectively, at June 30, 2022.
All derivatives are presented at fair value in the Interim Statement of Financial Position. The fair values of trade receivables, other financial assets and liabilities approximate their carrying values, as a result of their liquidity or short maturity.

	At June 30, 2022			At December 31, 2021
(in millions of Euros)	Non-current	Current	Total	Non-current	Current	Total
Aluminium and premium derivatives	9	15	24	9	38	47
Energy derivatives	3	5	8	1	1	2
Other commodity derivatives	—	1	1	—	4	4
Currency commercial derivatives	2	17	19	2	14	16
Currency net debt derivatives	—	6	6	—	1	1
Margin calls	—	2	2	—	—	—
Other financial assets - derivatives	14	46	60	12	58	70

Aluminium and premium derivatives	1	70	71	—	14	14
Energy derivatives	1	—	1	—	—	—
Currency commercial derivatives	16	26	42	6	11	17
Currency net debt derivatives	—	1	1	—	—	—
Other financial liabilities - derivatives	18	97	115	6	25	31

16.3 Valuation hierarchy
The following table provides an analysis of financial instruments measured at fair value, grouped into levels based on the degree to which the fair value is observable:
•Level 1 is based on a quoted price (unadjusted) in active markets for identical financial instruments. Level 1 includes aluminium, copper and zinc futures that are traded on the LME.
•Level 2 is based on inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly (i.e. prices) or indirectly (i.e. derived from prices). Level 2 includes foreign exchange derivatives and natural gas derivatives. The present value of future cash flows based on the forward or on the spot exchange rates at the balance sheet date is used to value foreign exchange derivatives.
•Level 3 is based on inputs for the asset or liability that are not based on observable market data (unobservable inputs). Trade receivables are classified as a Level 3 measurement under the fair value hierarchy.

	At June 30, 2022				At December 31, 2021
(in millions of Euros)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Other financial assets - derivatives	14	46	—	60	41	29	—	70
Other financial liabilities - derivatives	69	46	—	115	13	18	—	31
There was no material transfer of asset and liability categories into or out of Level 1, Level 2 or Level 3 during the six months ended June 30, 2022 or the year ended December 31, 2021.

NOTE 17 - FINANCIAL RISK MANAGEMENT
The Group’s financial risk management strategy focuses on minimizing the cash flow impacts of volatility in foreign currency exchange rates and metal prices, while maintaining the financial flexibility the Group requires in order to successfully execute the Group’s business strategy.
Due to Constellium’s capital structure and the nature of its operations, the Group is exposed to the following financial risks: (i) market risk including foreign exchange, commodity price and interest rate risks; (ii) credit risk and (iii) liquidity risk.
The Group's financial institution counterparties may require margin calls should the mark-to-market of our derivatives hedging foreign exchange and commodity price risks exceed a pre-agreed contractual limit. With a view to avoiding possible margin calls for significant market movements, the Group enters into derivatives with a large number of financial counterparties and monitors margin requirements on a daily basis. In addition, the Group (i) ensures that financial counterparts hedging transactional exposure are also hedging foreign currency loan and deposit exposures and (ii) holds a significant liquidity buffer in cash or in availability under its various borrowing facilities.
17.1 Market risk
i. Commercial transaction exposures
The Group has agreed to supply a major customer with fabricated metal products from a Euro functional currency entity and to invoice in U.S. Dollars. The Group entered into significant foreign exchange derivatives that matched related highly probable future conversion sales. The Group designates these derivatives for hedge accounting, with a total nominal amount of $248 million and $274 million at June 30, 2022 and December 31, 2021 respectively, with maturities ranging from 2022 to 2025.
The table below details the effect of foreign currency derivatives in the Interim Income Statement and the Interim Statement of Comprehensive Income / (Loss):

		Three months ended June 30,		Six months ended June 30,
(in millions of Euros)	Notes	2022	2021	2022	2021
Derivatives that do not qualify for hedge accounting
Included in Other gains and losses - net
Realized (losses) / gains on foreign currency derivatives - net	6	(2)	(2)	1	(4)
Unrealized (losses) / gains on foreign currency derivatives - net (A)	6	(5)	3	(7)	11
Derivatives that qualify for hedge accounting
Included in Other comprehensive income
Unrealized (losses) / gains on foreign currency derivatives - net		(16)	2	(18)	(9)
Gains reclassified from cash flow hedge reserve to the Consolidated Income Statement		3	1	3	1
Included in Revenue (B)
Realized losses on foreign currency derivatives - net	6	—	—	(2)	(1)
Unrealized (losses) / gains on foreign currency derivatives - net	6	(1)	—	—	—
(A)Gains or losses on the hedging instruments are expected to offset losses or gains on the underlying hedged forecasted sales that will be reflected in the future when these sales are recognized.
(B)Changes in fair value of derivatives that qualify for hedge accounting are included in Revenue when the related customer invoices have been issued.

ii. Commodities
The Group does not apply hedge accounting on commodity derivatives and therefore any mark-to-market movements are recognized in Other gains and losses – net.
iii. Commodity margin calls
At June 30, 2022, the margin requirement paid as collateral to counterparties amounted to €2 million which was related to aluminium hedges. At December 31, 2021, there was no margin requirement related to aluminium or any other commodity hedges.
17.2 Liquidity risk and capital management
The liquidity requirements of the overall Company are funded out of the Company's cash or by drawing on available credit facilities. The internal management of liquidity is optimized by means of cash pooling agreements and/or intercompany loans and deposits between the Company’s operating entities and central Treasury.
At June 30, 2022, the borrowing bases for the Pan-U.S. ABL and the French Inventory Facility were €481 million and €100 million, respectively. After deduction of amounts drawn and letters of credit, the Group had €431 million outstanding availability under these revolving credit facilities.
At June 30, 2022, liquidity was €899 million, comprised of €156 million of cash and cash equivalents and €743 million of available undrawn facilities, including the €431 million described above.
NOTE 18 - PENSIONS AND OTHER POST-EMPLOYMENT BENEFIT OBLIGATIONS
18.1 Actuarial assumptions
Pension and other post-employment benefit obligations were updated based on the discount rates applicable at June 30, 2022.

	At June 30, 2022	At December 31, 2021
	Discount rate	Discount rate
Switzerland	1.95%	0.15%
U.S.
Hourly pension	4.60% - 4.70%	2.80% - 2.95%
Salaried pension	4.60%	2.85%
OPEB	4.60% - 4.70%	2.85% - 2.95%
Other benefits	4.45% - 4.60%	2.60% - 2.85%
France
Retirements	3.20%	1.00%
Other benefits	3.10%	0.90%
Germany	3.20%	1.05%

18.2 Amounts recognized in the Interim Statement of Financial Position

	At June 30, 2022			At December 31, 2021
(in millions of Euros)	Pension Benefits	Other Benefits	Total	Pension Benefits	Other Benefits	Total
Present value of funded obligation	629	—	629	766	—	766
Fair value of plan assets	(489)	—	(489)	(544)	—	(544)
Deficit of funded plans	140	—	140	222	—	222
Present value of unfunded obligation	101	220	321	128	249	377
Net liability / (asset) arising from defined benefit obligation	241	220	461	350	249	599

Of which net liability			463			599
Of which net asset			(2)			—
18.3 Amounts recognized in the Interim Income Statement

	Three months ended June 30,
	2022			2021
(in millions of Euros)	Pension Benefits	Other Benefits	Total	Pension Benefits	Other Benefits	Total
Service cost
Current service cost	(6)	(2)	(8)	(6)	(2)	(8)
Past service cost	—	—	—	—	(2)	(2)
Net interest	(1)	(1)	(2)	(1)	(1)	(2)
Immediate recognition of gains arising over the year	—	3	3	—	—	—
Administration expenses	(1)	—	(1)	—	—	—
Total	(8)	—	(8)	(7)	(5)	(12)

	Six months ended June 30,
	2022			2021
(in millions of Euros)	Pension Benefits	Other Benefits	Total	Pension Benefits	Other Benefits	Total
Service cost
Current service cost	(11)	(4)	(15)	(11)	(4)	(15)
Past service cost	—	—	—	—	(2)	(2)
Net interest	(2)	(3)	(5)	(2)	(2)	(4)
Immediate recognition of gains arising over the year	—	5	5	—	1	1
Administration expenses	(1)	—	(1)	(1)	—	(1)
Total	(14)	(2)	(16)	(14)	(7)	(21)

18.4 Movement in net defined benefit obligations

	At June 30, 2022
	Defined benefit obligations			Plan Assets	Net defined benefit liability / (asset)
(in millions of Euros)	Pension benefits	Other benefits	Total
At January 1, 2022	894	249	1,143	(544)	599
Included in the Consolidated Income Statement
Current service cost	11	4	15	—	15
Interest cost / (income)	6	3	9	(4)	5
Immediate recognition of gains arising over the year	—	(5)	(5)	—	(5)
Administration expenses	—	—	—	1	1
Included in the Statement of Comprehensive Income
Remeasurements due to:
—actual return less interest on plan assets	—	—	—	85	85
—changes in financial assumptions	(197)	(39)	(236)	—	(236)
—changes in demographic assumptions	—	—	—	—	—
—experience losses	(2)	(1)	(3)	—	(3)
Effects of changes in foreign exchange rates	33	18	51	(30)	21
Included in the Consolidated Statement of Cash Flows
Benefits paid	(18)	(9)	(27)	16	(11)
Contributions by the Group	—	—	—	(10)	(10)
Contributions by the plan participants	2	1	3	(3)	—
At June 30, 2022	729	221	950	(489)	461
18.5 Net defined benefit obligations by country

	At June 30, 2022			At December 31, 2021
(in millions of Euros)	Defined benefit obligations	Plan assets	Net defined benefit liability / (asset)	Defined benefit obligations	Plan assets	Net defined benefit liability
France	124	(5)	119	158	(5)	153
Germany	106	(1)	105	134	(2)	132
Switzerland	241	(243)	(2)	306	(268)	38
United States	479	(240)	239	545	(269)	276
Other countries	—	—	—	—	—	—
Total	950	(489)	461	1,143	(544)	599

NOTE 19 - PROVISIONS

(in millions of Euros)	Close down and environmental remediation costs	Restructuring costs	Legal claims and other costs	Total
At January 1, 2022	88	2	27	117
Allowance	—	—	1	1
Amounts used	(1)	(1)	(1)	(3)
Unused amounts reversed	—	—	(2)	(2)
Effects of changes in foreign exchange rates	3	—	2	5
At June 30, 2022	90	1	27	118

Of which non-current	80	1	15	96
Of which current	10	—	12	22
Legal claims and other costs

(in millions of Euros)	At June 30, 2022	At December 31, 2021
Litigation	16	16
Disease claims	10	9
Other	1	2
Total provisions for legal claims and other costs	27	27
Contingencies
The Group is involved, and may become involved, in various lawsuits, claims and proceedings relating to customer claims, product liability, employee and retiree benefit matters and other commercial matters. The Group records provisions for pending litigation matters when it determines that it is probable that an outflow of resources will be required to settle the obligation, and such amounts can be reasonably estimated. In some proceedings, the issues raised are or can be highly complex and subject to significant uncertainties and amounts claimed are and can be substantial. As a result, the probability of loss and an estimation of damages are and can be difficult to ascertain. In exceptional cases, when the Group considers that disclosures relating to provisions and contingencies may prejudice its position, disclosures are limited to the general nature of the dispute.
NOTE 20 - NON-CASH INVESTING AND FINANCING TRANSACTIONS
Property, plant and equipment acquired through leases or financed by third parties amounted to €8 million for the six months ended June 30, 2022 and 2021. These leases and financings are excluded from the Interim Statement of Cash Flows as they are non-cash investing transactions.
Fair values of vested Restricted Stock Units and Performance Stock Units amounted to €15 million for the six months ended June 30, 2022 and 2021. They are excluded from the Interim Statement of Cash Flows as non-cash financing activities.

NOTE 21 - SHARE CAPITAL
Share capital amounted to €2,886,031.84 at June 30, 2022, divided into 144,301,592 ordinary shares, each with a nominal value of two cents and fully paid-up. All shares are of the same class and have the right to one vote.

		(in millions of Euros)
	Number of shares	Share capital	Share premium
At January 1, 2022	141,677,366	3	420
New shares issued (A)	2,624,226	—	—
At June 30, 2022	144,301,592	3	420
(A)In the six month ended June 30, 2022, Constellium SE issued and delivered 2,624,226 ordinary shares to certain employees and directors related to share-based compensation plans.
NOTE 22 - SHARE-BASED COMPENSATION
Description of plans
Performance-Based Restricted Stock Units (equity-settled)
In March 2022, the Company granted Performance Stock Units (PSUs) to selected employees. These units vest after three years from the grant date if the following conditions are met:
•A vesting condition under which the beneficiaries must be continuously employed by the Company through the end of the vesting period; and
•A performance condition, contingent on the TSR performance of Constellium shares over the vesting period compared to the TSR of specified indices. PSUs will ultimately vest based on a vesting multiplier which ranges from 0% to 200%.
The PSUs granted in April 2019 achieved a TSR performance of 200%. These PSUs vested in April 2022 and 1,849,268 shares were granted to beneficiaries.
The following table lists the inputs to the valuation model used for the PSUs granted in March 2022:

March 2022 PSUs
Fair value at grant date (in euros)	23.70
Share price at grant date (in euros)	17.11
Dividend yield	—
Expected volatility (A)	70%
Risk-free interest rate (US government bond yield)	1.88%
Model used	Monte Carlo
(A)Volatility in the share prices of the Company and companies included in indices were estimated based on observed historical volatilities over a period equal to the PSU vesting period.
Restricted Stock Units Award Agreements (equity-settled)
In March 2022, the Company granted Restricted Stock Units (RSUs) to a certain number of employees subject to the beneficiaries remaining continuously employed within the Group from the grant date through the end of the vesting period. The vesting period is three years. The fair value of the RSUs awarded is €17.11, being the quoted market price at grant date.
Expense recognized during the period
In accordance with IFRS 2, share-based compensation is recognized as an expense over the vesting period. The estimate of this expense is based upon the fair value of a potential ordinary share at the grant date. The total share-based compensation amounted to €9 million and €7 million for the six months ended June 30, 2022 and 2021, respectively.

Movement of potential shares

	Performance-Based RSU	Restricted Stock Units	Total potential shares
At December 31, 2021	2,526,527	2,148,999	4,675,526
Granted (A)	603,023	556,360	1,159,383
Over-performance (B)	924,634	—	924,634
Vested	(1,849,268)	(774,958)	(2,624,226)
Forfeited (C)	(16,955)	(34,029)	(50,984)
At June 30, 2022	2,187,961	1,896,372	4,084,333
(A)For PSUs, the number of potential shares granted is presented using a vesting multiplier of 100%.
(B)When the achievement of TSR performance exceeds the vesting multiplier of 100%, the additional potential shares are presented as over-performance shares.
(C)For potential shares related to PSUs, 16,955 were forfeited following the departure of certain beneficiaries and none were forfeited in relation to the non-fulfilment of performance conditions.
Antidilutive potential ordinary shares
For the three months ended June 30, 2022, there were 2,997,790 potential ordinary shares that could have had a dilutive impact but were considered antidilutive due to negative earnings.
NOTE 23 - SUBSEQUENT EVENTS
No subsequent events identified.